

Mail Stop 4720

December 11, 2015

VIA E-mail
Mr. Gregory P. Sargen
Executive Vice President and
  Chief Financial Officer
Cambrex Corp.
One Meadowlands Plaza
East Rutherford, NJ 07073

> **Re:** **Cambrex Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 6, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **Filed November 3, 2015**
> **File No. 001-10638**

Dear Mr. Sargen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2015
Management's Discussion and Analysis
Liquidity and Capital Resources, page 26

1. You state on page 26 that the increase in cash provided by operations was partially offset by higher inventory levels. Further, Note 3 to the consolidated financial statements indicates increases in finished goods of $11.5 million, work in process of $31.4 million and raw materials of $2.3 million during the nine months ended September 30, 2015. Please tell us the reasons for these increases in inventory. Also describe for us, as applicable, the reasonably likely expected impact on financial position, results of

operations and liquidity of any known trends, demands, commitments, events or uncertainties related to these increases.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Christine Allen Torney at (202) 551-3652 or Mary Mast at (202) 551-3613 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance